Exhibit 99.2


JANUS CAPITAL
Group

Third Quarter 2006 Earnings Presentation

October 26, 2006

Gary Black
Chief Executive Officer and Chief Investment Officer

Dave Martin
Executive Vice President and Chief Financial Officer

C-1006-164 1-15-07

Highlights [1]

- 3Q 2006 GAAP EPS of $0.15 flat versus $0.15 in 2Q 2006 and $0.15 in 3Q 2005
- Relative performance remains strong with 5-year numbers continuing to improve
  - 64%, 78%, and 77% of JIF funds in the top 2 Lipper quartiles on a 1-, 3-, and 5-year total return basis, respectively, as of September 30, 2006 [2]
  - 44% of JIF funds have a 4/5 star Morningstar overall rating at September 30, 2006 [2]
- Near breakeven total company long-term net flows for 3Q 2006 of $(0.1) billion versus $(0.4) billion in 2Q 2006
  - Reflects Janus (ex-INTECH) long-term net flows of $(1.8) billion and INTECH net flows of $1.7 billion
- Management remains committed to capital management
  - Repurchased $138.1 million of JNS stock in 3Q 2006, resulting in a year-to-date net share reduction of 7.8%
  - Completed a $275.0 million senior debt issuance in September

Notes:
(1) The amounts presented and the discussions of our results on our Earnings Call are on a GAAP basis, unless otherwise indicated.
(2) Data presented reflects past performance which is no guarantee of future results. Please see p. 4 and 21-24 for complete Lipper rankings and Morningstar ratings and performance.



Over 75% of JIF Funds in the top two Lipper quartiles on a 3- and 5-year basis, as of September 30, 2006 (1)



Percent of Funds in Top 2 Lipper Quartiles Based on Total Returns
1-Year Basis
3-Year Basis
5-Year Basis
All JIF Funds (2)
Janus-Managed JIF Equity Funds (3)

Past performance is no guarantee of future results. (1) References Lipper relative performance on a 3- and 5-year basis as of 9/30/2006. (2) JIF Funds do not include Janus World Funds, Janus Adviser Series, Janus Aspen Series, Sub-advised and Money Markets. (3) Janus-Managed JIF Equity Funds also do not include JIF Value funds, JIF Income funds, and INTECH Risk-Managed Stock Fund. As of 9/30/2006, the number of funds in the Janus Investment Funds is 25. Funds not ranked by Lipper are not included in the analysis. Funds are ranked within their corresponding Lipper classification for the specified time period. See p. 4 for complete Lipper rankings.



All JIF Growth/Blend products outperforming a majority of peers on a 3- and 5-year total return basis

Janus Investment Funds ("JIF")

		9/30/06 AUM ($ Millions)	PM Inception	Lipper Category	1-Year Percentile Rank (%)	1-Year Rank / Total Funds	3-Year Percentile Rank (%)	3-Year Rank / Total Funds	5-Year Percentile Rank (%)	5-Year Rank / Total Funds	10-Year Percentile Rank (%)	10-Year Rank / Total Funds	Since PM Inception Percentile Rank (%)	Since PM Inception Rank / Total Funds
Growth Funds														
Janus Fund	$	11,051	Jun-04	Large-Cap Growth Funds	13	90 / 717	36	153 / 612	34	145 / 495	41	71 / 175	‡	
Janus Twenty Fund*	$	9,144	Aug-97	Large-Cap Growth Funds	49	346 / 717	1	2 / 612	4	18 / 495	1	1 / 175	4	8 / 334
Janus Mercury Fund	$	1,495	Jun-04	Large-Cap Growth Funds	21	147 / 717	6	33 / 612	30	149 / 495	6	10 / 175	‡	
Janus Olympus Fund*	$	2,137	Jun-04	Multi-Cap Growth Funds	55	232 / 427	42	151 / 366	41	123 / 299	28	25 / 101	‡	
Janus Enterprise Fund	$	1,730	Jun-02	Mid-Cap Growth Funds	15	87 / 605	9	46 / 479	32	117 / 370	64	82 / 137	13	47 / 382
Janus Venture Fund*	$	1,304	Jun-01	Small-Cap Growth Funds	18	101 / 558	18	79 / 443	16	58 / 378	39	51 / 132	29	86 / 344
Janus Orion Fund	$	1,040	Jun-00	Multi-Cap Growth Funds	8	35 / 427	1	1 / 366	5	13 / 299	-	-	32	69 / 225
Janus Triton Fund	$	101	Jun-04	Small-Cap Growth Funds	10	55 / 558	-	-	-	-	-	-	‡	
Janus Research Fund	$	100	Feb-07	Multi-Cap Growth Funds	2	7 / 427	-	-	-	-	-	-	2	9 / 401
Core Funds														
Janus Growth and Income Fund	$	4,714	Dec-03	Large-Cap Core Funds	81	784 / 841	12	84 / 708	24	136 / 567	3	6 / 257	12	80 / 717
Janus Contrarian Fund	$	3,740	Feb-00	Multi-Cap Core Funds	4	27 / 849	1	1 / 509	2	8 / 440	-	-	11	34 / 333
Janus Balanced Fund	$	2,414	Apr-07	Mixed-Asset Target Alloc. Mod. Funds	12	47 / 408	28	78 / 279	44	96 / 219	3	2 / 83	8	31 / 389
Janus Fundamental Equity Fund	$	594	Apr-07	Large-Cap Core Funds	54	449 / 841	2	8 / 708	5	25 / 567	2	3 / 257	2	10 / 680
INTECH Risk-Managed Stock Fund	$	474	Feb-03	Multi-Cap Core Funds	56	467 / 845	7	41 / 595	-	-	-	-	22	125 / 565
Global/International Funds														
Janus Worldwide Fund	$	6,249	Jun-04	Global Funds	82	311 / 379	89	287 / 322	88	227 / 253	42	42 / 99	88	286 / 326
Janus Overseas Fund	$	6,784	Jun-03	International Funds	1	1 / 829	1	1 / 779	8	57 / 661	4	8 / 249	1	1 / 759
Janus Global Life Sciences Fund	$	1,003	Dec-98	Health/Biotechnology Funds	63	112 / 177	18	28 / 160	58	67 / 129	-	-	37	25 / 67
Janus Global Technology Fund	$	913	Jun-04	Science & Technology Funds	48	134 / 282	49	125 / 259	55	124 / 227	-	-	‡	
Janus Global Opportunities Fund	$	167	Jun-01	Global Funds	80	307 / 379	83	288 / 322	39	96 / 253	-	-	29	57 / 227
Value Funds														
Janus Mid Cap Value Fund - Inv[1]	$	6,240	Aug-98	Mid-Cap Value Funds	41	135 / 256	48	89 / 222	27	41 / 151	-	-	4	3 / 77
Janus Small Cap Value Fund - Inv*[1]	$	1,131	Feb-97	Small-Cap Core Funds	66	434 / 657	69	298 / 501	51	238 / 397	-	-	13	17 / 134
Income Funds														
Janus Flexible Bond Fund	$	744	Dec-91	Intermediate Inv Grade Debt Funds	30	153 / 484	56	212 / 426	10	43 / 346	29	44 / 151	4	2 / 55
Janus High-Yield Fund	$	495	Dec-03	High Current Yield Funds	22	87 / 458	51	201 / 396	61	194 / 321	14	16 / 120	60	159 / 403
Janus Short-Term Bond Fund	$	177	Jun-03	Short Investment Grade Debt Funds	43	99 / 233	27	51 / 192	41	57 / 139	33	14 / 71	29	49 / 188
Janus Federal Tax-Exempt Fund	$	90	Feb-07	General Muni Debt Funds	61	155 / 256	89	208 / 247	71	151 / 220	83	120 / 145	53	133 / 252

Lipper Rankings Based on Total Returns as of 9/30/06

Lipper Quartile: 1st | 2nd | 3rd | 4th

*Closed to new investors. ‡ In accordance with NASD regulations, Lipper rankings cannot be publicly disclosed for time periods of less than one year.

Past performance is no guarantee of future results.

Lipper Inc. – A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested. [1]Ranking is for the investor share class only; other classes may have different performance characteristics.

If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period.



Value still outperforming Growth as equity flows show signs of improvement

Net outflows in Growth continued for the fifth straight month

(Monthly net flows for domestic mutual funds in $ billions, October 2005 – September 2006)



Value continues to outperform Growth

(Russell 1000 Growth vs. Russell 1000 Value)



8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
7.1%
5.3%
6.6%
-0.9%
6.2%
3.9%
Russell 1000 Growth
Russell 1000 Value
2005 Return
1H 2006 Return
3Q 2006 Return

Equity flows started to rebound in 3Q 2006

(Monthly net flows for mutual funds in $ billions, October 2005 – September 2006)



Strong market in 3Q 2006 across various indices [1]

Other Key Indices
(Cumulative returns over designated periods)

	FY 2005	1H 2006	3Q 2006
S&P 500	4.9%	2.7%	5.7%
MSCI World	9.5%	6.1%	4.5%
EAFE	13.5%	10.2%	3.9%
EAFE Growth	13.3%	9.3%	2.3%
EAFE Value	13.8%	11.0%	5.5%

Note:
(1) Data presented reflects past performance, which is no guarantee of future results.




Total company long-term net flows near breakeven on lower Janus (ex-INTECH) net outflows
Total Company Long-Term Net Flows by Quarter (1)
($ in billions)
$8.0
$4.0
$0.0
($4.0)
($8.0)
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006
Total company long-term net flows of $(0.1) billion in 3Q 2006
Janus (ex-INTECH) long-term net flows of $(1.8) billion in 3Q 2006 versus $(3.4) billion in 3Q 2005
INTECH long-term net flows of $1.7 billion in 3Q 2006
Redemptions relating to 3Q 2006 impairment charges expected to occur in 4Q 2006 ($2.3 billion) and 1Q 2007 ($0.9 billion)
Janus (ex-INTECH) Long-Term Net Flows by Quarter (1)
($ in billions)
$0.0
($2.0)
($4.0)
($6.0)
($8.0)
INTECH Net Flows by Quarter
($ in billions)
$8.0
$6.0
$4.0
$2.0
$0.0
Net Inflows
Net Outflows
Note:
(1) Long-term net flows depicted exclude money market flows.
6

Janus will invest in distribution and brand initiatives to drive flows

Flows by Channel (1)

($ in billions, unless otherwise stated)

Retail

AUM $46.3 Bn


Annualized Gross Sales Rate
9% 12% 20% 16% 10%
$1.0 $1.4 $2.3 $1.9 $1.2
($2.2) ($1.9) ($2.3) ($2.4) ($2.0)
3Q05 4Q05 1Q06 2Q06 3Q06
20% 17% 20% 20% 17%
Annualized Redemption Rate

- Retail sales slowed due to challenging Growth market and IRA seasonality
- Janus Direct redemptions down 19% in 3Q 2006 versus 3Q 2005

Intermediary

AUM $54.6 Bn


Annualized Gross Sales Rate
28% 38% 33% 31% 26%
$3.5 $4.9 $4.4 $4.4 $3.5
($4.3) ($3.7) ($4.4) ($5.6) ($4.1)
3Q05 4Q05 1Q06 2Q06 3Q06
35% 29% 33% 45% 30%
Annualized Redemption Rate

- Fourth consecutive quarter of positive net flows for Broker Dealer
- Intermediary sales down almost $1 billion in 3Q 2006 as INTECH sales offshore slow

Institutional (2)

AUM $51.4 Bn


Annualized Gross Sales Rate
54% 43% 47% 23% 19%
$4.3 $4.1 $4.9 $2.7 $2.2
($0.6) ($0.4) ($1.4) ($0.6) ($0.8)
3Q05 4Q05 1Q06 2Q06 3Q06
7% 4% 14% 5% 7%
Annualized Redemption Rate

- Strong pipeline of won-not-funded mandates
- Redemption rates remain below industry average

Gross Sales — Gross Redemptions — Net Sales

Notes:
(1) Annualized sales and redemption rates calculated as a percentage of beginning of period assets.
(2) Assets and flows depicted for Institutional exclude Institutional Money Market.





Dave Martin
Executive Vice President and Chief Financial Officer

3Q 2006 Financial overview [1]

- 3Q 2006 GAAP EPS of $0.15 flat versus $0.15 in 2Q 2006 and $0.15 in 3Q 2005
  - Investment Management ("IM") operating margin of 24.9% up from 24.6% in 2Q 2006 and 22.7% in 3Q 2005
  - 3Q 2006 results include a net unfavorable $9.5 million impact of unusual items (impairment charges and litigation expenses offset by a decrease in long-term incentive compensation)
- Average Assets Under Management ("AUM") of $153.2 billion and IM revenue of $229.0 million down versus 2Q 2006 average AUM of $154.0 billion and IM revenue of $233.1 million
  - Reflects $(1.6) million impact of investment advisory fee waiver on Worldwide Fund
- IM expenses decreased by $3.8 million versus 2Q 2006 despite negative impact of unusual items
  - Employee compensation and benefits decreased $7.5 million in 3Q 2006 versus 2Q 2006
- Completion of 5-year, $275.0 million senior unsecured debt issuance
- Stock buybacks continue with $138.1 million of repurchases in 3Q 2006 at an average price of $17.97

Note:
(1) The amounts presented and the discussions of our results on our Earnings Call are on a GAAP basis, unless otherwise indicated.




Janus continues to return excess cash to shareholders



Janus cumulative stock buyback activity since 2Q 2004
(Amount of buybacks in $ millions, shares outstanding in millions)
Amount of Stock Buybacks ($ mm)
EOP Shares Outstanding (mm)
$42
$84
$184
$239
$341
$376
$501
$606
$744
2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06
Cumulative Buyback
Quarterly Stock Buyback
EOP Shares Outstanding

- 3Q 2006 Buyback Activity
  - $138 million of repurchases
  - 7.7 million shares repurchased
  - $17.97 average price per share
  - 3.6% net share reduction
- 2006 Year-to-date Buyback Activity
  - $368 million of repurchases
  - 18.7 million shares repurchased
  - $19.64 average price per share
  - 7.8% net share reduction
- 16.8% net share reduction since beginning of 3Q 2004

Janus today

- Continuing to deliver strong relative investment performance [(1)]
- Flagship Janus Fund back in the top Lipper quartile on a 1-year total return basis and in the top 2 Lipper quartiles on the 3-, 5-, and 10-year bases [(1)]
- Shifted business model to focus on intermediary and institutional distribution
- Driving top line growth through reinvestments in distribution and brand in the coming year
- Returning excess cash to shareholders via stock buybacks

Data presented reflects past performance, which is no guarantee of future results.

Note:
(1) References to performance reported as of 9/30/2006. Please see pp. 4 and 21-24 for complete Lipper and Morningstar rankings and performance.



Safe harbor statement

This presentation includes statements concerning potential future events involving Janus Capital Group Inc. that could differ materially from the events that actually occur. The differences could be caused by a number of factors including those factors identified in Janus' Annual Report on Form 10-K for the year ended December 31, 2005, on file with the Securities and Exchange Commission (Commission file no. 001-15253), including those that appear under headings such as "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Many of these factors are beyond the control of the company and its management. Any forward-looking statements contained in this presentation are as of the date on which such statements were made. The company assumes no duty to update them, even if experience, unexpected events, or future changes make it clear that any projected results express or implied therein will not be realized.

Other important disclosures

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-3713 or download the file from janus.com. Read it carefully before you invest or send money.

Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH), and Capital Group Partners, Inc. Janus Capital Group owns 30% of Perkins, Wolf, McDonnell and Company, LLC.

INTECH is a subsidiary of Janus Capital Group Inc.

Indexes are not available for direct investment; therefore their performance does not reflect the expenses associated with the active management of an actual portfolio.

The Russell 1000 Growth Index measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

The Russell 1000 Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

The S&P 500 Index is the Standard & Poor's composite index of 500 stocks, a widely recognized, unmanaged index of common stock prices.

The Morgan Stanley Capital International World Index is a market capitalization weighted index composed of companies representative of the market structure of 23 Developed Market countries in North America, Europe and the Asia/Pacific Region.

The Morgan Stanley Capital International EAFE Index is a market capitalization weighted index composed of companies representative of the market structure of Developed Market countries in Europe, Australasia and the Far East.

The Morgan Stanley Capital International EAFE Growth Index is a subset of the Morgan Stanley Capital International EAFE Index and contains constituents of the Morgan Stanley Capital International EAFE Index which are categorized as growth securities.

The Morgan Stanley Capital International EAFE Value Index is a subset of the Morgan Stanley Capital International EAFE Index and contains constituents of the Morgan Stanley Capital International EAFE Index which are categorized as value securities.

Differences between compared investments may include objectives, sales and management fees, liquidity, volatility, tax features and other features, which may result in differences in performance.

Janus funds distributed by Janus Distributors LLC (10/06)




Appendix

AUM by investment discipline and distribution channel


$158.3 billion in AUM as of 9/30/06
By Investment Discipline
Money Market
($8.0bn)
Global / International
($13.3bn)
Fixed Income
($4.7bn)
Value
($9.7bn)
Growth / Blend
($67.0bn)
Mathematical
($55.6bn)
5%
8%
3%
6%
43%
35%
By Distribution Channel
Janus INTECH
Institutional Asset
Management
($57.4bn Institutional)
Janus Direct & Supermarket
($46.3bn Retail)
Janus Global Advisors
($54.6bn Intermediary)
36%
29%
35%

EPS of $0.15 flat versus 2Q 2006 and 3Q 2005

Consolidated Entity

($ in millions, except AUM and per share)	Quarter Ended			Quarter Ended		
	September 30, 2006	June 30, 2006	Variance (%)	September 30, 2006	September 30, 2005	Variance (%)
Average AUM ($ in billions)	**$ 153.2**	**$ 154.0**	**-0.5%**	**$ 153.2**	**$ 135.0**	**13.5%**
Investment Management Segment						
Revenue	$ 229.0	$ 233.1	-1.8%	$ 229.0	$ 218.4	4.9%
Operating expenses	172.0	175.8	-2.2%	172.0	168.9	1.8%
Operating income	57.0	57.3	-0.5%	57.0	49.5	15.2%
Investment Management operating margin	24.9%	24.6%		24.9%	22.7%	
Printing and Fulfillment Segment						
Revenue	21.1	21.5	-1.9%	21.1	19.1	10.5%
Operating expenses	26.8	25.6	4.7%	26.8	23.8	12.6%
Printing and Fulfillment operating loss	(5.7)	(4.1)	39.0%	(5.7)	(4.7)	21.3%
Consolidated operating income	**51.3**	**53.2**	**-3.6%**	**51.3**	**44.8**	**14.5%**
Interest expense	(8.1)	(7.2)	12.5%	(8.1)	(7.2)	12.5%
Other income, net	8.6	7.8	10.3%	8.6	7.9	8.9%
Income tax provision	(18.4)	(19.5)	-5.6%	(18.4)	(10.5)	75.2%
Equity earnings of unconsolidated affiliate	1.7	2.0	-15.0%	1.7	1.9	-10.5%
Minority interest in consolidated earnings	(5.6)	(5.2)	7.7%	(5.6)	(5.2)	7.7%
Net income	**$ 29.5**	**$ 31.1**	**-5.1%**	**$ 29.5**	**$ 31.7**	**-6.9%**
Diluted earnings per share	**$ 0.15**	**$ 0.15**	**0.0%**	**$ 0.15**	**$ 0.15**	**0.0%**
Diluted shares outstanding (in millions)	**202.2**	**206.4**	**-2.0%**	**202.2**	**217.2**	**-6.9%**

IM operating margin improves despite unfavorable net impact of unusual items

Investment Management Segment

($ in millions, except AUM and per share)	Quarter Ended September 30, 2006	Quarter Ended June 30, 2006	Variance (%)	Quarter Ended September 30, 2006	Quarter Ended September 30, 2005	Variance (%)
Average AUM ($ in billions)	$ 153.2	$ 154.0	-0.5%	$ 153.2	$ 135.0	13.5%
Revenue						
Investment management fees	$ 183.5	$ 187.0		$ 183.5	$ 169.5	
Performance fees	4.0	4.3		4.0	6.7	
Other	41.5	41.8		41.5	42.2	
Total revenue	229.0	233.1	-1.8%	229.0	218.4	4.9%
Basis points						
Investment management fees	*47.5*	*48.7*		*47.5*	*49.8*	
Investment management fees and performance fees	*48.6*	*49.8*		*48.6*	*51.8*	
Operating expenses						
Employee compensation and benefits	70.7	78.2		70.7	80.1	
Long-term incentive compensation	17.0	23.0		17.0	18.1	
Marketing and advertising	6.6	7.7		6.6	5.4	
Distribution	26.1	27.2		26.1	25.5	
Depreciation and amortization	7.6	8.3		7.6	8.4	
General, administrative and occupancy	33.5	31.4		33.5	31.4	
Restructuring and impairments	10.5	-		10.5	-	
Total operating expense	172.0	175.8	-2.2%	172.0	168.9	1.8%
Operating income	$ 57.0	$ 57.3	-0.5%	$ 57.0	$ 49.5	15.2%
Operating margin	24.9%	24.6%		24.9%	22.7%	

New $275.0 million 5.875% senior notes due 2011

- On September 18, 2006, Janus issued $275.0 million of 5-year senior unsecured, unsubordinated notes
- Effective cost of the facility (including cost of unwinding the hedge): 6.315%
  - Notes priced at 5.875% (T_5 + 118 bps), but the hedge unwind resulted in a $4.4 million loss
- Both Moody's and S&P reaffirmed their ratings: Baa2 for Moody's and BBB for S&P
- Use of proceeds include refinancing existing debt at a lower rate as well as general corporate purposes
  - Janus will repay the $113.1 million outstanding 7.000% senior notes coming due in November
  - Janus intends to call all or a portion of its 7.875% Public Income Notes callable in April 2007 (not due until April 2032)
- Janus' strong business fundamentals, improving financial performance and favorable reputation drew significant investor interest
  - Final order book was 3x oversubscribed



Free cash flow and liquidity position remain strong

Free Cash Flow from Operations *($ in millions)*	**Quarter Ended** **September 30, 2006**	**June 30, 2006**	**September 30, 2005**
Cash provided by operating activities	$ 50.7	$ 114.6	$ 58.5
Less: capital expenditures	(2.8)	(2.4)	(7.2)
Free Cash Flow [1]	**$ 47.9**	**$ 112.2**	**$ 51.3**

Liquidity by Legal Entity *($ in millions)*	**September 30, 2006**	**June 30, 2006**	**September 30, 2005**
Janus Capital Group			
Cash [2]	$ 369.7	$ 162.6	$ 359.2
Marketable Securities	98.4	123.6	124.1
Investments in Mutual Funds	100.2	102.4	88.8
Total	568.3	388.6	572.1
Capital Group Partners			
Cash	203.3	175.3	166.8
Marketable Securities	82.7	110.2	110.4
Total	286.0	285.5	277.2
Consolidated Janus Capital Group	**$ 854.3**	**$ 674.1**	**$ 849.3**

Notes:

(1) Free cash flow is defined as cash flow from operations less capital expenditures. The comparable GAAP measure is cash flow from operations.

(2) Includes $113.1 million of cash placed in escrow for the repayment of debt in November 2006. Escrow cash has been included in other current assets on the consolidated balance sheet as of September 30, 2006.

LTI amortization impacted by 3Q 2006 forfeiture adjustments relating to departures

Investment Management Long-Term Incentive Compensation Amortization [1]
($ in millions)

	2006 [2]	2007	2008	2009	2010
2002 5% grant	$ 25.2	$ 7.0	$ -	$ -	$ -
2005 and 2006 grants [3]	24.0	16.3	13.4	3.8	0.2
All other long-term [4]	33.3	5.7	2.5	0.5	0.1
Total	$ 82.5	$ 29.0	$ 15.9	$ 4.3	$ 0.3

Notes:

(1) Does not include future LTI awards.

(2) Includes adjustment for estimated forfeitures relating to departures.

(3) Represents the 2005 and 2006 LTI award grants made in February each year; reflects current estimate of accelerated vesting of 2005 and 2006 LTI grants in February 2007 based on annualized year-to-date 2006 results. No accelerated vesting is assumed for future years.

(4) Includes all other restricted stock, options, and mutual fund awards made 2001 to present. No performance vesting assumed.





Morningstar Rating™ based on risk-adjusted returns as of September 30, 2006

Janus Investment Fund ("JIF")

The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with its three-, five-, and ten-year (if applicable) Morningstar Rating™ metrics.

Fund	Category	Overall Rating		Three-year Rating		Five-year Rating		Ten-year Rating	
		Stars	# of Funds	Stars	# of Funds	Stars	# of Funds	Stars	# of Funds
Janus Fund	Large Growth Funds	★★★	1393	★★★	1393	★★★	1092	★★★	415
Janus Enterprise Fund	Mid-Cap Growth Funds	★★★	821	★★★★★	821	★★★★	637	★★	232
Janus Growth and Income Fund	Large Growth Funds	★★★★★	1393	★★★★★	1393	★★★★	1092	★★★★★	415
Janus Mercury Fund	Large Growth Funds	★★★	1393	★★★★	1393	★★★	1092	★★★	415
Janus Olympus Fund[1]	Large Growth Funds	★★★★	1393	★★★★	1393	★★★★	1092	★★★	415
Janus Orion Fund	Mid-Cap Growth Funds	★★★★★	821	★★★★★	821	★★★★★	637		N/A
Janus Twenty Fund[1]	Large Growth Funds	★★★★★	1393	★★★★★	1393	★★★★★	1092	★★★★	415
Janus Venture Fund[1]	Small Growth Funds	★★★	638	★★★★	638	★★★★	515	★★	200
Janus Triton Fund	Small Growth Funds		N/A		N/A		N/A		N/A
Janus Research Fund	Large Growth Funds		N/A		N/A		N/A		N/A
Janus Global Life Sciences Fund	Specialty-Health Funds	★★★	192	★★★★	192	★★★	155		N/A
Janus Global Technology Fund	Specialty-Technology Funds	★★★	285	★★★	285	★★★	247		N/A
Janus Overseas Fund	Foreign Large Growth Funds	★★★★★	201	★★★★★	204	★★★★★	165	★★★★	67
Janus Worldwide Fund	World Stock Funds	★★	406	★	406	★	320	★★	145
Janus Global Opportunities Fund	World Stock Funds	★★★	406	★★	406	★★★	320		N/A
Janus Balanced Fund	Moderate Allocation Funds	★★★	808	★★★	808	★★★	627	★★★★	319
INTECH Risk-Managed Stock Fund	Large Blend Funds	★★★★★	1517	★★★★★	1517		N/A		N/A
Janus Fundamental Equity Fund	Large Blend Funds	★★★★★	1517	★★★★★	1517	★★★★	1196	★★★★★	477
Janus Contrarian Fund	Large Blend Funds	★★★★★	1517	★★★★★	1517	★★★★★	1196		N/A
Janus Mid Cap Value Fund - Investor Shares[1,2]	Mid-Cap Value Funds	★★★★	270	★★★	270	★★★★	193		N/A
Janus Small Cap Value Fund - Investor Shares[1,2]	Small Value Funds	★★	295	★★	295	★★	211	★★★★	66
Janus Federal Tax-Exempt Fund	Muni National Long Funds	★★	286	★★	286	★★	267	★★	199
Janus Flexible Bond Fund	Intermediate-Term Bond Funds	★★★	934	★★★	934	★★★★	718	★★★	362
Janus High-Yield Fund	High Yield Bond Funds	★★★★	485	★★★	485	★★★	396	★★★★	153
Janus Short-Term Bond Fund	Short-Term Bond Funds	★★★	346	★★★★	346	★★★	237	★★★	142
Percent of funds rated 4 / 5 Stars		43.5%		56.5%		50.0%		43.8%	

Data presented reflects past performance, which is no guarantee of future results.

Notes: [1]Closed to new investors. [2]Rating is for this share class only; other classes may have different performance characteristics.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)



Latest fund performance

Janus Investment Funds ("JIF")	Inception	Average Annual Total Returns (%) for Periods Ended 9/30/06				Life of
Fund	Date	1 Year	3 Year	5 Year	10 Year	Fund
Growth Funds						
Janus Fund	2/70	6.72	8.91	4.36	5.85	13.67
Janus Twenty Fund	4/85	3.87	15.28	7.69	9.53	13.10
Janus Mercury Fund	5/93	5.99	11.19	4.61	7.94	12.15
Janus Olympus Fund	12/95	4.13	11.26	6.84	8.90	10.72
Janus Enterprise Fund	9/92	9.17	16.41	9.49	6.15	11.10
Janus Venture Fund	4/85	7.95	14.07	12.79	8.44	13.16
Janus Orion Fund	6/00	12.24	20.01	13.21	--	(1.52)
Janus Triton Fund	2/05	9.88	--	--	--	13.17
Janus Research Fund	2/05	15.06	--	--	--	18.09
Core Funds						
Janus Growth and Income Fund	5/91	4.90	13.33	6.82	10.80	13.12
Janus Balanced Fund	9/92	9.75	9.84	6.71	9.61	11.13
Janus Contrarian Fund	2/00	13.55	22.20	16.64	--	8.92
Janus Fundamental Equity Fund	6/96	8.93	16.17	9.12	11.39	12.60
INTECH Risk-Managed Stock Fund	2/03	8.36	15.86	--	--	18.11
International/Global Funds						
Janus Worldwide Fund	5/91	10.12	10.32	4.25	6.13	10.78
Janus Overseas Fund	5/94	36.62	31.63	18.68	13.26	14.14
Janus Global Life Sciences Fund	12/98	1.41	12.07	4.05	--	9.47
Janus Global Technology Fund	12/98	5.76	7.91	5.07	--	2.56
Janus Global Opportunities Fund	6/01	6.02	11.96	10.99	--	8.53
Value Funds						
Janus Small Cap Value Fund - Inv.	10/87	5.91	14.03	13.20	14.71	14.21
Janus Mid Cap Value Fund - Inv.	8/98	9.31	17.09	15.43	--	17.08
Income Funds						
Janus Flexible Bond Fund	7/87	3.32	2.98	4.98	6.08	7.30
Janus High-Yield Fund	12/95	7.80	7.90	8.53	6.96	8.20
Janus Short-Term Bond Fund	9/92	3.63	2.39	2.92	4.81	4.67
Janus Federal Tax-Exempt Fund	5/93	3.81	2.91	3.98	4.47	4.60

Data presented reflects past performance, which is no guarantee of future results. Investment results and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Due to market volatility, current performance may be higher or lower than the performance shown. Call 1-888-525-3713 or visit janus.com for current month end performance. Total returns include reinvestment of dividends and capital gains. Please see footnotes on the following pages.



Latest fund performance (cont'd)

Notes:

(1) All figures unaudited.

(2) Closed to new investors.

(3) Effective on or about December 31, 2006, Janus Mercury Fund will change its name to "Janus Research Fund." The Fund will continue to be managed with the same investment objective and strategies.

(4) This Fund has been significantly impacted, either positively or negatively, by investing in initial public offerings (IPOs).

(5) This Fund may have significant exposure to emerging markets. In general, emerging market investments have historically been subject to significant gains and/or losses. As such, the Fund's returns and NAV may be subject to such volatility.

(6) Due to certain investment strategies, some funds may have an increased position in cash.

(7) Effective on or about December 31, 2006, Janus Research Fund will change its name to "Janus Global Research Fund" and adopt an additional investment strategy to normally invest at least 40% of its net assets in securities of issuers from different countries located throughout the world, excluding the United States.

(8) The Fund will invest at least 80% of its net assets in the type of securities described by its name.

(9) The Fund held approximately 15.74% of its assets in Indian securities as of June 30, 2006 and the Fund has experienced significant gains due, in part, to its investments in India. While holdings are subject to change without notice, the Fund's returns and NAV may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in India.

(10) A 2% redemption fee may be imposed on shares held for 3 months or less. Performance shown does not reflect this redemption fee and, if reflected, performance would have been lower.

(11) For certain periods, the Fund's performance reflects the effect of expense waivers. Without the effect of these expense waivers, the performance shown would have been lower.

(12) Returns have sustained significant gains due to market volatility in the financials sector.

(13) The Fund held approximately 15.1% and 15.37% of its assets in India and Brazil securities, respectively, as of June 30, 2006, and the Fund has experienced significant gains due, in part, to its investments in India and Brazil. While holdings are subject to change without notice, the Fund's returns and NAV may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in India and/or Brazil.

(14) Returns shown for Janus Small Cap Value Fund prior to April 21, 2003 are those of Berger Small Cap Value Fund.

(15) Returns shown for Janus Mid Cap Value Fund prior to April 21, 2003 are those of Berger Mid Cap Value Fund.

(16) Bond funds have the same interest rate, inflation, and credit risks that are associated with the underlying bonds owned by the Fund. Unlike owning individual bonds, there are ongoing fees and expenses associated with owning shares of bonds funds. The return of principal is not guaranteed due to net asset value fluctuation that is caused by changes in the price of specific bonds held in the Fund and selling of bonds within the fund by the portfolio manager.

(17) As of September 30, 2006, the 30-day SEC Yield was 3.90% on Janus Federal Tax-Exempt Fund, 4.68% on Janus Flexible Bond Fund, 7.68% on Janus High-Yield Fund and 4.68% on Janus Short-Term Bond Fund.



Latest fund performance (cont'd)

Notes (Cont'd):

(18) Janus Capital has contractually agreed to waive Janus Short-Term Bond Fund and Janus Federal Tax-Exempt Fund's total operating expenses to the levels indicated in the prospectus until at least March 1, 2007. Without such waivers, Janus Short-Term Bond Fund and Janus Federal Tax-Exempt Fund's yield as of September 30, 2006 would have been 4.26% and 3.46%, respectively and total returns would have been lower.

(19) Income may be subject to state or local taxes and to a limited extent certain federal tax. Capital gains are subject to federal, state and local taxes.

Differences between compared investments may include objectives, sales and management fees, liquidity, volatility, tax features and other features, which may result in differences in performance.
A fund's performance may be affected by risks that include those associated with non-diversification, non-investment grade debt securities, undervalued or overlooked companies, investments in specific industries or countries and potential conflicts of interest with Janus Smart Portfolios. Additional risks to the fund(s) may include those associated with investing in foreign securities, emerging markets, initial public offerings ("IPO"s), derivatives and companies with relatively small market capitalizations. Please see a Janus prospectus or janus.com for more information about risk, fund holdings and details.
The proprietary mathematical process used by Enhanced Investment Technologies LLC ("INTECH") may not achieve the desired results. Since the portfolio is regularly balanced, this may result in a higher portfolio turnover rate, higher expenses and potentially higher net taxable gains or losses compared to a "buy and hold" or index fund strategy.

